

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2018

Thomas Grbelja
Chief Financial Officer
Nestbuilder.com Corp.
201 W. Passaic Street, Suite 301
Rochelle Park, N.J. 07662

> **Re: Nestbuilder.com Corp.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed February 20, 2018**
> **File No. 000-55875**

Dear Mr. Grbelja:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A filed March 23, 2018

Reasons for the Spin-Off, page 22

1.   Expand your discussion to include a comparison and contrast of the operations of Nestbuilder and Realbiz following the spin-off. Further expand your "Business" discussion to address whether the companies will compete against one another or continue to have a working relationship.

2.   We note management's belief that following the spin-off, "investors will have the choice to invest in either or both companies." Please qualify this statement and the related disclosure implying "improved investor choice" with the reality that management does not believe a market in Nestbuilder stock will develop because it has no plans to seek an exchange listing for Nestbuilder stock.

Monaker Lawsuits, page 35

3.   Provide a summary of the allegations underlying the Monaker lawsuits.

General

4.   We note your response to our prior comment 2, and the establishment of the record date as February 23, 2018. Please confirm supplementally that proper notice of the record date was provided as required by Rule 10b-17 promulgated pursuant to the Securities Exchange Act of 1934.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

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